Mail Room 4561
      May 31, 2005

Stephen P. DeSantis
Chief Financial Officer and Secretary
TCI Solutions, Inc.
17725 Skypark Circle
Irvine, California 92614

      Re:  	TCI Solutions, Inc.
		Schedule 13E-3 filed on April 25, 2005
      File No. 5-55375
      Preliminary Schedule 14A filed on April 25, 2005
      Form 10-KSB for the year ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
      File No. 0-49783

Dear Mr. DeSantis:

      We have reviewed the above listed filings and have the following comments on your financial statements. Comments on non-financial statement matters contained in your Schedule 13E-3 and accompanying proxy statement will follow under separate cover. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report on Form 10-KSB for the year ended December 31, 2004

Financial Statements

Notes to the financial statements

Note 6. Commitments and contingencies, Page 13

1. We note that you disclose that you are involved in a dispute, with a potential settlement range of zero to $364,000, related to alleged preference payments received from a customer. We also note that you disclose that no accrual was recorded as of December 31, 2004. Describe the factors that resulted in an accrual being recorded in the March 31, 2005 Form 10-QSB versus the factors that resulted in no accrual being recorded in the December 31, 2004 Form 10-KSB. See paragraphs 8 and 39 of SFAS 5. Your response should address how your accounting for the accrual complies with FIN-14.


Report on Form 10-QSB for the quarter ended March 31, 2005

Financial Statements

Notes to the financial statements

Note 5. Acquisition related costs, Page 10

2. You disclose that, in the first quarter ended March 31, 2005, you
accrued approximately $3.9 million of exit costs related to your
transaction with Retalix.   Tell us why you believe that the one-
time
termination cost qualifies to be accrued as an exit cost due to this transaction. In this regard, indicate why these costs have been incurred by TCI Solutions prior to Retalix acquiring an interest in the company. Refer to paragraphs 3 and 4 of SFAS 146. Indicate how the stock option bonus and termination costs and severance costs accruals comply with paragraphs 8 to 11 of SFAS 146. Explain how the facility and lease termination accrual comply with paragraph 15 of SFAS 146.

*   *   *   *   *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Stathis Kouninis at (202) 551-3476 or
Stephen
Krikorian, Branch Chief - Accounting, at (202) 551- 3488 if you have any questions regarding comments on the financial statements or related matters. Please contact Rebekah Toton at (202) 551-3857 or
Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile: (714) 979-1921
      Michael G. McKinnon, Esq.
      Paul, Hastings, Janofsky & Walker LLP
      Telephone: (714) 668-6200
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Stephen P. DeSantis
TCI Solutions, Inc.
May 31, 2005
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